File No. 70-9343


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                       ------------------------------

                       POST-EFFECTIVE AMENDMENT NO. 6
                                     TO
                                  FORM U-1
                              (AMENDMENT NO. 8)
                           APPLICATION/DECLARATION
                                    UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             NORTHEAST UTILITIES
                            174 Brush Hill Avenue
                 West Springfield, Massachusetts  01090-0010

                     NORTHEAST UTILITIES SERVICE COMPANY
                            NU ENTERPRISES, INC.
                              107 Selden Street
                         Berlin, Connecticut  06037
                  (Name of companies filing this statement
                 and address of principal executive offices)

                             NORTHEAST UTILITIES
                  (Name of top registered holding company)

                           Gregory B. Butler, Esq.
                Vice President, Secretary and General Counsel
                     Northeast Utilities Service Company
                                P.O. Box 270
                      Hartford, Connecticut  06141-0270
                   (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

David R. McHale                      Jeffrey C. Miller, Esq.
Vice President and Treasurer        Assistant General Counsel
Northeast Utilities                    Northeast Utilities
  Service Company                        Service Company
P.O. Box 270                               P.O. Box 270
Hartford, Connecticut                 Hartford, Connecticut
06141-0270                                  06141-0270

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

BACKGROUND

1. By Order dated November 12, 1998 (HCAR No. 35-26939) in this File No. 70-9343, the Commission authorized, among other things, (i) the formation and financing by Northeast Utilities ("NU") of a nonutility subsidiary holding company (which is referred to therein as "Newco" but which is now known as NU Enterprises, Inc. ("NUEI")) which will engage, through multiple subsidiaries, in a variety of energy related and other activities and (ii) the acquisition by NUEI of the securities of GENCO (now known as Northeast Generation Company), Northeast Generation Services, Inc. (now known as Northeast Generation Services Company), HEC Inc. (now known as Select Energy Services, Inc.), Mode 1 Communications, Inc. and Select Energy, Inc. The Commission, through subsequent orders in this file (collectively, the "Prior Orders"), also authorized NU and NUEI to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to or for the benefit of NUEI, NUEI's nonutility subsidiaries ("Nonutility Subsidiaries"), and NU's other to-be-formed direct or indirect energy-related companies, as defined in rule 58 under the Act, in an aggregate amount not to exceed $500 million (the "Guarantee Limit"), at any one time, through December 31, 2002. See, Order dated May 19, 1999 (HCAR No. 35-27029) and Order dated October 21, 1999 (HCAR No. 35-27093). In Post-effective Amendment No. 5 (Amendment No.
7) to this Application filed November 15, 2002, NU and NUEI sought an extension of the date through which the Guarantees may be provided through September 30, 2003 under the terms and conditions of the Prior Orders.

2. This post-effective amendment to the Application is filed to obtain authorization for the extension of the Guarantee period as described above.

AMENDMENT TO THE APPLICATION

3. To reflect the foregoing, the Application/Declaration in this proceeding, as previously amended, is further amended as follows:

  The first sentence of Paragraph 8 is deleted and replaced with the following:

"NU and NUEI also propose to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to or for the benefit of NUEI, the Nonutility Subsidiaries <FN1> and NU's other direct and indirect Rule 58 subsidiaries to be formed by NU, NUEI or the Nonutility Subsidiaries (the "Guaranteed Entities") in an aggregate amount not to exceed $500 million ("Aggregate Authorization"), through September 30, 2003 under the terms and conditions of the orders issued by the Commission in this File."


<FN1>  As of September 30, 2002, NU's Nonutility Subsidiaries consisted of
Northeast Generation Services Company, Select Energy Portland Pipeline, Inc. (inactive), Select Energy, Inc., Select Energy New York, Inc., Select Energy Services, Inc., Reeds Ferry Supply Corporation, HEC/Tobyhanna Energy Project, Inc., Select Energy Contracting, Inc, Yankee Energy Services Company, R. M. Services, Inc., ERI/HEC EFA-Med, LLC, E. S. Boulos Company, NGS Mechanical, Inc., HEC/CJTS Energy Center LLC, Woods Electrical Co., Inc., Woods Network Services, Inc. and Mode 1 Communications, Inc.


ITEM 2.  FEES COMMISSIONS, AND EXPENSES

  No additional fees, commissions or expenses will be incurred as a result of the filing of this Amendment.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

1. Sections 6(b) and 12(b) of the Act and sections 45 and 54 of the related regulations of the Commission are or may be applicable to the transactions as herein proposed. To the extent any other sections of the Act may be applicable to the proposed transaction, the Applicants request appropriate orders thereunder.

Other Matters

Current Financial Conditions

1. As of September 30, 2002, NU's consolidated common equity was 31.8% of total consolidated capitalization, in excess of the benchmark set forth by the Commission of 30%. During the Authorization Period, NU represents that it will maintain its consolidated common equity as a percentage of total consolidated capitalization (inclusive of short-term debt) at 30% or higher. As of September 30, 2002, NU had a senior unsecured debt rating of "BBB" from Standard & Poor's, and "Baa1" from Moody's

2.  Except in accordance with the Act, neither NU nor any subsidiary thereof
(a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

3.  NU currently meets all of the conditions of Rule 53(a), except for clause
(1). At September 30, 2002, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 65% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2002 ($691.3 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation
Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed
$481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Company Act Release No. 27148, dated March 7, 2000 (the
"Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

4. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

(i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

(ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

(iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

(iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

(v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

5. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through September 30, 2002 (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees).

6. NGC has made a positive contribution to earnings by contributing $126.8 million in revenues in the 12-month period ending September 30, 2002 and net income of $29.0 million for the same period. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to NU's investments in EWGs and FUCOs has not had an adverse impact on NU's financial integrity.

ITEM 4.  REGULATORY APPROVAL

     Other than as set forth above, no other consent or approval of any other State commission or any Federal commission (other than the Securities and Exchange Commission) is required for the transactions contemplated herein.

ITEM 5. PROCEDURE

   The Applicants respectfully request the Commission's approval, pursuant to this Application, as amended, of all transactions described herein. The current period during which Guarantees may be issued expires December 31, 2002, accordingly, the Applicants further request that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date, but in any event no later than December 31, 2002. The Applicants hereby waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately. The Applicants consent that the office of Public Utility Regulation within the Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

        (a)    Exhibits

     F.1   Opinion of Counsel

       (b)     Financial Statements

     The pro-forma effect on NU's financial statements of the proposed amendments extending the period in which Guarantees may be issued by NU and NUEI is not material and therefore no new financial statements are filed.

                         [SIGNATURE PAGE TO FOLLOW]
                                     SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned have duly caused this Amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.

Date:      December 17, 2002

NORTHEAST UTILITIES
NU ENTERPRISES, INC.
NORTHEAST UTILITIES SERVICE COMPANY

/s/ Randy A. Shoop
By: Randy A. Shoop
Assistant Treasurer - Finance of Northeast Utilities
Service Company, and as Agent for the above Companies

                                                       Exhibit F.1

December 18, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       File No. 70-9343 Post-Effective Amendment No. 6 to
          Application/Declaration on Form U-1

Ladies and Gentlemen:

     I am Assistant General Counsel of Northeast Utilities Service Company ("NUSCO"), the service company subsidiary of Northeast Utilities ("NU"), and I am furnishing this opinion as Exhibit F.1 to Post-effective Amendment No. 6 (Amendment No. 8) (the "Amendment") to the Application/Declaration, as amended, on Form U-1 (the "Application") of NU, to the Commission with respect to the issuance by NU of guarantees and other forms of credit support for the benefit of its nonutility subsidiaries.

     In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, such papers, documents, and records, and have made such examination of law and have satisfied myself as to such other matters as I have deemed relevant or necessary for the purpose of this opinion. I have assumed the authenticity of all documents submitted to me as originals, the genuineness of all signatures, the legal capacity of natural persons, and the conformity to originals of all documents submitted to me as copies.

     The opinions set forth herein are limited to the laws of the State of Connecticut and the Commonwealth of Massachusetts and the federal laws of the United States. I am a member of the bar of the State of New York. I am not a member of the bar of the State of Connecticut or the bar of the Commonwealth of Massachusetts, and do not hold myself out as an expert in the laws of such jurisdictions, although I have made a study of relevant laws of such jurisdictions. In expressing opinions about matters governed by the laws of the State of Connecticut and the Commonwealth of Massachusetts, I have consulted with counsel who are employed by NUSCO and are members of the bars of such jurisdictions.

     The opinions set forth in paragraph (b) below are subject to the effect of bankruptcy, insolvency, moratorium and other similar laws affecting creditors' rights generally and general principles of equity.

     Based upon and subject to the foregoing, and if the proposed transactions contemplated by the Amendment are carried out in accordance therewith, I am of the opinion that:

(a) all Massachusetts and Connecticut laws applicable to the transactions proposed in the Amendment will have been complied with;

(b) when issued as described in the Application, any NU or NUEI guarantee will be a valid and binding obligation of NU or NUEI, respectively;

(c) the consummation of the transactions proposed in the Amendment by NU and NUEI will not violate the legal rights of the holders of any securities issued by NU or NUEI or any associate company thereof.

Very truly yours,




/s/Jeffrey C. Miller
Assistant General Counsel
Northeast Utilities Service Company